FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE  VICTORIA  3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date: 3 May 2004	Title:	Company Secretary

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 3 May 2004

Mr Malcolm Williamson to join National Australia Bank Board

The National’s Chairman, Mr Graham Kraehe, today announced that Mr Malcolm Williamson, formerly VISA International President and CEO, will join the Principal Board of National Australia Bank.

Before moving to the United States to take up the role at VISA he was Group Chief Executive of Standard Chartered Bank for five years and prior to this was Managing Director of Girobank.

His early career included a number of senior roles at Barclays Bank.

“Malcolm’s experience in both the United Kingdom and the United States leading major financial services organisations makes him a valuable addition to the National’s Board,” National Chairman, Mr Graham Kraehe said.

Subject to UK regulatory approval, Mr Williamson will also join the National Australia Group Europe, Clydesdale Bank and Yorkshire Bank Boards.

“When I was appointed Chairman in February, I committed to a program of Board renewal including the acceleration of appointments of non-executive Directors with banking experience to the Board,” he said.

“Mr Williamson’s appointment is an important step in that process.  The next step will be the appointment of an Australian-based non-executive Director with banking experience which I expect to be able to announce soon.”

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

Background and Career History

Malcolm Williamson

Date of birth:  27 February 1939

VISA International

1998 – February 2004	President and CEO

Standard Chartered Bank

1993 – 1998	Group Chief Executive

1991 – 1992	Managing Director

1990 – 1991	Director Banking and Credit

1989 – 1990	Director responsible for Eastern Hemisphere

The Post Office

1985 – 1989	Member of Post Office Board

Managing Director Girobank PLC

Barclays Bank

1983 – 1985	Regional General Manager, London

1982 – 1983	Treasurer United Kingdom

1979 – 1982	Assistant General Manager Planning

1978 – 1979	Local Director London Northern

1957 – 1978	Various branch positions including Branch Manager, computer programmer, systems analyst, loans administrator, consulting work and various head office posts